InterOil Provides Triceratops-2 Drilling Update and Extends LNG Project Agreements

Triceratops-2 at 5,971 feet, drilling to total depth in carbonate reservoir

LNG Agreements with Energy World and Mitsui extended

PORT MORESBY, Papua New Guinea and HOUSTON, March 30, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil" or the "Company") announced that the Triceratops-2 well in Papua New Guinea was drilled from the 9 5/8 casing shoe at 4,111 feet (1,253 meters) to current total depth (TD) of 5,971 feet (1,820 meters). The top marl transition zone was encountered at 3,976 feet (1,212 meters) and the top of the carbonate reservoir at 4,482 feet (1,366 meters). Since penetrating the carbonate reservoir to the current TD, background gas and persistent mud losses of between 5 to 40 barrels per hour have been encountered. Delivery of drill stem testing ("DST") equipment has been delayed and InterOil has elected to continue drilling towards an expected total targeted depth of 7,546 feet (2,300 meters) to expedite logging the well. The Company plans to conduct a DST once the wireline logging program has been completed.

"We believe that the initial indications from the mud log demonstrate a permeable and porous reservoir," stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. "We are pleased to find that our aero-magnetic and gravity data utilized in combination with modern seismic data has provided a useful exploration tool to explore for potential reefal reservoirs in our license areas in Papua New Guinea."

The primary objectives of the Triceratops-2 well are to: 1) confirm the presence of gas and condensate; and 2) test for the presence of shallow marine and reefal carbonate reservoir. The forward plan for the well is to drill to approximately 165 to 330 feet (50-100 meters) below the base of the carbonate. This will allow the Company to acquire electric logs over the entire carbonate section, and to take rotary sidewall cores in zones of interest. The electric logs and petrophysical analysis of the rotary core plugs will provide the most definitive information used to determine the quality of the reservoir.

LNG Project Agreements Extended

Separately, InterOil also announced that it has entered into agreements to extend the dates by which certain conditions are to be met and Final Investment Decisions (FID) made in LNG project agreements with Mitsui until June 30, 2012, and Energy World Corp until December 31, 2012.

The Joint Venture Operating Agreement ("JVOA") for the Company's proposed Condensate Stripping Plant ("CSP") with Mitsui & Co., Ltd. ("Mitsui"), and associated agreements, have been amended so that the time allowed for FID has been extended until June 30, 2012. In addition, the parties contemplate additional amendments to further extend the JVOA and associated agreements to allow for FID to December 31, 2012, if such extension proves necessary. The JVOA sets out the rights and obligations of the participants of the joint venture to develop a CSP at InterOil's Elk and Antelope field site in Gulf Province, Papua New Guinea.

The terms of the conditional Project Funding and Construction Agreement (PFCA) and Shareholder Agreement entered into in February 2011 with Energy World Corporation Ltd. (AX: EWC) governing the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum (mtpa) land-based liquefied natural gas (LNG) plant in the Gulf Province of Papua New Guinea (PNG) have been amended so that the date by which conditions are to be met and FID reached has been extended until December 31, 2012. The agreements with EWC provide a framework for the possible expansion of the initial LNG plant's capacity to up to 8 mtpa of LNG.

The conditional framework agreement with Samsung Heavy Industries and FLEX LNG Ltd. (Oslo:FLNG) related to the construction and operation of a planned 2 million tonne per annum (mtpa) floating LNG processing vessel (FLNG) has not been renewed. InterOil and FLEX are continuing discussions.

InterOil has continued to progress the development of its LNG Project by completing front end engineering and design (FEED) for its proposed field gathering system, CSP and pipeline to the proposed LNG plant site on the coast. CSP bids have been received, evaluated and are in the process of being finalized. The pipeline bids have been received and are being evaluated. Designs for the marine loading and export facility and common works have been finalized and are currently out for tender.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, business plans, goals and strategies, exploration activity, proposed drilling and testing activity associated with the Triceratops 2 well, the potential existence of gas or other hydrocarbons, the characteristics of the area drilled by the Triceratops 2 well (including the potential existence and nature of a hydrocarbon reservoir), extensions of the LNG project agreements, making Final Investment Decisions, engineering requirements for the project, successful negotiation of final agreements in respect of the LNG project, and the development of the LNG project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including exploration data previously obtained in relation to the Triceratops field, the characteristics of the Elk and Antelope fields, resource estimates provided by GLJ Petroleum Consultants Ltd., the terms of the agreements with Mitsui and EWC, discussions and heads of agreement entered into with third parties seeking to invest in InterOil's properties or the development of such properties (including the amendments thereto), bids received for major components of the project, industry standard investment hurdle rates, estimated commodity prices, estimates of the project development costs and estimated timing of the start of the project, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.